# Law Office of BRIAN P. SIMON

## Attorneys at Law

July 20, 2012

Mr. James Lopez
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

RE: Amendment No. 3 to ABCO Energy, Inc. Offering Statement on Form 1-A ("Reg A Amendment No. 3") File No. 024-10226

Gentlemen:

Pursuant to Rule 252(h) under the Securities Act of 1933, as amended ("Act") enclosed please find the following:

1.      Seven (7) copies of the Reg A Amendment No. 3, including all exhibits, one (1) copy of which is manually signed;

2.      One (1) copy of the Reg A Amendment No. 3, which has been sequentially numbered as required under Rule 403(d) under the Act.

3.      Four (4) copies of the Reg A Amendment which we marked to show all changes made to the Reg A filed with the Commission on June 11, 2012.

Our responses to your Comment Letter dated June 26, 2012, with respect to Amendments No. 1 and 2, appear directly below each of the comments. If we have done what has been requested, or the subject word, phrase, sentence or paragraph, as the case may be, has been deleted, we state "Done" and indicating the page number(s) in the Reg A Amendment No. 3 where the change(s) may be found. If not, we will make the appropriate comments.

*General*

1.      **We partially reissue comment two of our letter dated April 27, 2012. We note several remaining references in the offering statement that imply that the shares being offered will be registered or that you will be subject to public company reporting requirements and certain Sarbanes-Oxley requirements. Please revise your disclosure throughout the offering statement as appropriate.**

Response to 1:    Done.  See pages 19, 24, 31, 33, and 34.

2.      We reissue comment three of our letter dated April 27, 2012.  Please sequentially number the offering statement (in addition to any internal numbering which otherwise may be present) from the first page of the document through the last page and any exhibits or attachments thereto.  Also include the total number of pages contained in a numbered original on the first page of the offering statement. See Rule 252(b) of Regulation A.

Response to 2:    The sequentially numbered document is enclosed.

*Part I—Notification, page 2*

3.      You appear to have omitted Item 5 of Part I of Form 1-A.  Please revise your disclosure to specify the item number and to address this item.

Response to 3:    Done.  See page 4.

4.      Please revise your "N/A" responses to clearly indicate "Not Applicable" for each response as appropriate.

Response to 4:    Done where appropriate.

*Item 1. Significant Parties, page 2*

5.      Please revise to provide the full business and residential addresses, as applicable, for the persons and entities discussed in Item 1.

Response to 5:  All home addresses and business address of all persons and entities have been provided at pages 2-3.

6.      We note your disclosure in Item 1(f) that you have no promoters.  Please reconcile this disclosure with your disclosure in the second paragraph of page 30, where you indicate that Mr. O'Dowd and Mr. Shorey are promoters.

Response to 6:    Done.  See page 2.

*Item 4. Jurisdictions in Which Securities are to be Offered, page 2*

7.      Please revise to clarify where the securities will be registered and where the securities will qualify for an exemption from registration.

Response to 7:    Done.  See page 3.

8. If Exchange Act Rule 3a4-1 will be relied upon, please supple mentally provide us with sufficient facts on how your officers will satisfy the elements of such rule. We may have further comment.

Response to 8: The officers are in compliance with Rule 3a4-1(a) (1), (2), (3) and will engage in the activities sanctioned by (i) Rule 3a4-1(a) (4)(i)(A) and (ii) Rule 3a4-1(a)(4)(iii).

*Part II—Offering*
*Circular Cover Page,*
*page 4*

9. We partially reissue comment eight of our letter dated April 27, 2012. Please revise to clarify your statement in footnote one that —[t]here will be no underwriting discounts and commissions in light of the estimate underwriting discounts and commissions in the related table and the preceding sentence that states —[t]he Company will pay up to these amounts.

Response to 9: Done. See page 6.

10. We note that according to page five of your form of subscription agreement filed as exhibit 3.1, you intend to hold payments tendered by the subscriber in an escrow account pending acceptance of the subscription. Please disclose your arrangement to place funds received in escrow on the cover page of your offering circular and clarify the duration during which the company will make a determination to accept or reject the subscriptions.

Response to 10: Done. See Page 6.

11. Please revise your cover page to indicate that the minimum number of shares per investor is 5,000 shares.

Response to 11: Done. See Page 6.

12. Briefly address whether there is a market for the company's securities.

Response to 12: Done. See Page 7.

*Offering Circular Summary, page 7 Business Overview, page 7*

13. We note that you appear to have deleted references to New Jersey in response to comment 11 of our letter dated April 27, 2012. Please advise us of the reasoning behind deleting the reference to your operations in New Jersey.

Response to 13: The Company never commenced any operations in New Jersey.

*Acquisition of Energy Conservation Technologies, Inc., page 7*

14.     **We note your disclosure that —[a]s a result of the SEA, the outstanding shares of ENYC as of June 30, 2011 were restated in a one for twenty three (1 for 23) reverse division ... The result of the reverse division will be a reissue of all pre-acquisition shares of ENYC. Please revise to clarify the last sentence noted in this paragraph. Additionally, indicate the percentage and number of shares retained by the prior ENYC shareholders and also indicate the percentage and number of shares that the shareholders of ABCO receive in the share exchange agreement.**

Response to 14:    Done. See Page 10.

*General Introduction, page 8*

15.     **We note that you have deleted the references to the metropolitan areas where you expected to expand your business. Please advise us why the company determined to delete its reference to the specific cities where the company hopes to expand. If the company's expansion plans included these cities, please reinsert the prior references to the specific cities.**

Response to 15:    We have deleted the references to expansion cities and have elected to include only states in which we hope to locate. Because of the changing market and opportunities, we will not disclose cities until they are targeted.

*Risk Factors, page 9*

16.     **We note that you have revised the disclosure to delete the reference to a —high degree of risk and that the stockholders could lose all or part of their investment. Other sections of your document continue to indicate that the company has a high degree of risk and the stockholders could lose their investment. Please revise to reinsert the deleted language.**

Response to 16:    We have provided the disclosures on pages 13 and 20 in all caps/boldface, at the beginning and end of the general risk factors with respect to a loss regarding the investment. We feel this is now sufficient disclosure for this clause.

*The Offering, page 9*

17.     **We partially reissue comment 42 of our letter dated April 27, 2012. For the sake of clarity, please revise this section to refer to the common stock offered by the Company, rather than —Common stock offered by selling security holder and then defining such —Selling Shareholder as ABCO Energy, Inc. Furthermore, we note additional references to selling security holders under Plan of Distribution starting on page 19. Please revise accordingly.**

Response to 17:    Done. See Pages 11 and 23.

*Risk Factors, page 11*

18.     **We note in your response to prior comment 16 that you have deleted several risk factors as not being applicable to the company. For example, you have deleted the risk factor —We may not be able to build our brand awareness but it appears that this risk factor is still a risk to the company. Please advise us why you believe each of the deleted risk factors is not a risk to the company. We may have further comment.**

Response to 18:    We have eliminated risk factors that have no relationship to the operations of the Company and have included those we feel may be related only to our industry, like warranty exposure. Brand awareness is of no consequence because we do not need to brand our products, because we have no products specific to us. We believe we have adequate risk factor disclosure regarding these matters. See Attachment No. 1 hereto.

19.     **In the risk factor —Our controlling security holders may take actions that conflict with your interests you have deleted the identity of David Shorey, the prior CFO of the company. Please revise the risk factor to identify David Shorey as a significant shareholder who along with Chares O'Dowd would be able to exercise control over the company.**

Response to 19:  Done. See pages 18 and 19.

*Use of Proceeds, page 17*

20.     **We partially reissue comment 17 of our letter dated April 27, 2012. Please revise the use of proceeds table to also include the use of proceeds if the offering is only successful at the 25% level and present the order of priority in which the use of proceeds will be applied.**

Response to 20:    Done. See Page 20. The order of priority is set forth in Note (1).

21.     **We reissue comment 18 of our letter dated April 27, 2012. We note your cover page indicates underwriting discount and commissions of $937,500. Your Use of Proceeds table indicates brokerage commissions and expenses of $700,000. Please revise as appropriate or advise us of the differences and include a footnote on your cover page addressing any form of non-cash compensation paid. In this regard, we note that your supplemental response references footnote 4 to the Use of Proceeds table, which does not appear to be applicable.**

Response to 21:  The underwriting expenses have been reconciled and are in agreement on the cover page of the Offering Circular (Page 6) and the Use of Proceeds (Page 21). A footnote Number 2 has been added regarding non-cash compensation plans. The footnote reference has been revised.

22.    We note your response to comment 22 of our letter dated April 27, 2012. It appears from the last sentence of footnote 5 that all $100,000 of the legal and accounting expenses have been incurred. If true, please revise your earlier statement in the footnote that —most of this expense has been incurred to indicate that all of such expense has been incurred.

Response to 22:    Done. See Note 6 at Page 21.

23.    We note your response to comment 23 of our letter dated April 27, 2012. It is unclear what miscellaneous costs you are referring to in footnote 6 in light of your disclosure in footnote 5 that legal and accounting expenses account for the entire $100,000 to which these footnotes are appended. Please revise to clarify the amount of proceeds allocated to —miscellaneous costs.

Response to 23:    Done. See Page 21, There are no more miscellaneous costs.

*Dilution, page 19*

24.    We note your response to comment 26 and we additionally note that the amount of common stock outstanding as of March 31, 2012 was 19,362,436 shares. We reissue our comment. Please revise to compare the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired during the past three years, or which they have a right to acquire to the investors contribution under the proposed offering and their effective cash contribution. Also compare the percentage ownership of the company of the officers, directors, promoters and affiliated persons to the ownership of the investors in this offering.

Response to 24:    Done. See Page 22.

25.    Please reconcile your narrative disclosure regarding the amount and percentage of dilution in the second paragraph of this section with the amount and percentage described in the tabular disclosure. In this regard we note your refer to $0.46 per share and 57% dilution and later refer to $0.65 per share and 81% dilution.

Response to 25:    The figures have been corrected on page 22.

*Plan of Distribution, page 20*

26.    We partially reissue comment 28 of our letter dated April 27, 2012. Please disclose whether the offering will be registered in the jurisdictions you discuss in the first full paragraph of page 20 or conducted under an exemption. If an exemption will be relied upon, please disclose the nature of the exemption.

Response to 26:    Done. See Page 23.

27. We note your statement that —[i]f, after the date of this Offering Circular, the Company enters into an agreement to sell its shares ... we will need to file a pos t-effective amendment to the registration statement of which this Offering Circular is a part. Please note that the Offering Circular is not part of a registration statement. Please revise as appropriate.

Response to 27:    Done. See Page 23. This statement has been eliminated.

28. We also note your statement that —[w]e are bearing all costs relating to the registration of the common stock, which are estimated at .... Given that you are not registering the common stock in connection with filing of your Form A-1, please revise your statement as appropriate.

Response to No. 28:    Done. See Page 23.

29. We note your disclosure that you may file either an S-1 registration statement or a Form 8-A to become a reporting company. It is unclear how you would file a Form 8-A to become a reporting company. Please advise or revise your disclosure to Clarify. Also revise your disclosure in the section – There is no current market for our shares on page 21.

Response to 29:    Done. See Pages 23 and 24.

*Management's Discussion and Analysis, page 22*

30. We reissue comment 32 of our letter dated April 27, 2012. We are unable to locate any changes to your disclosure in response to our comment. Please revise to clarify the last sentence of the first paragraph of this section. In this regard, it appears to suggest that all of your financial information is reported in accordance with GAAP, but also should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Response to 30:    We have attempted to clarify new wording on page 25. We believe this is the proper description for this item as all such financial information is prepared in accordance with GAAP.

31. We note your disclosure in the first bullet point on page 22 that residential customers represented 91% of total revenue in 2011 and that the remaining 9% was from commercial and government installations. Please reconcile this with your disclosure in the second bullet point that residential and commercial systems accounted for approximately 50% of your sales during 2011.

Response to 31:    We revised the disclosure to make it more understandable and reconciliation has been made. See page 29.

32.     We reissue comment 34 of our letter dated April 27, 2012.  Please revise your disclosure to provide the basis for your statement in the first bullet point on page 22 that your current backlog and product sales indicate a —50/50 split between residential and commercial customers in 2012.

Response to 32:     We have expanded our comments In Notes 2 and 3 to better describe the sales percentage and backlog percentage on page 26.

33.     We partially reissue comment 35 of our letter dated April 27, 2012.  Please revise your disclosure in the last bullet point on page 22 to identify the —industry sources and publications to which you are referring.  Please provide us with supplemental copies of such sources or working website links.

Response to 33:     The references to these items have been deleted as not being relevant to the document.

*Fiscal Year 2011 Compared to Fiscal Year 2010, page 23*

34.     We reissue comment 39 of our letter dated April 27, 2012.  Please explain your statement —our offering included an 8% dividend that was classified as interest expense on these financial statements.

Response to 34:     This information was properly disclosed on all financial statement we prepared to date.  The offering described the distribution as a dividend of 8% on funds invested.  The proper accounting treatment has classified the dividend as interest because we did not have any profits.    The item is now exactly as you requested as it is on the income statement as interest below income from operations.

*Liquidity and Capital Resources, page 25*

35.     It is unclear why you have deleted your discussion of the sufficiency of your cash flows and your burn rate.  Please revise your disclosure here to indicate whether you are having or anticipate having any cash flow or liquidity problems within the next 12 months.  Please provide the basis for any statements you make in this regard.

Response to 35:     We have revised this section of the Liquidity discussion to indicate that we are not having any problems with cash flow or liquidity and do not expect to have such in the near future.  The previous discussion about cash flows and burn rate was too difficult for a reader to understand so we have simplified this response herein.  See page 29.

36.     We note your statement that you —are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities  Exchange Act of 1934 ... and (ii) enable our common stock to be traded on the OTC  Bulletin Board.  As previously noted in prior comment 29, the Form

1-A offering upon qualification does not necessarily create a 1934 Exchange Act reporting obligation. Please revise your disclosure as appropriate.

Response to 36:    Done. See Page 30.

*Competition, page 28*

37.    We note your additional disclosure in response to comment 47 of our letter dated April 27, 2012. Please also revise to describe your competitive position within the industry based on the principal methods of competition you have identified.

Response to 37:    We have revised the disclosure on page 32 to answer this comment and feel our disclosure is now fully responsive.

*Current Business Focus, page 28*

38.    We partially reissue comments 49 and 50 of our letter dated April 27, 2012. Please revise this section to provide additional disclosure of any material existing or probable government regulation applicable to your leasing and financing efforts and applicable to your business generally. As a non-exclusive example, please provide a description of government incentive programs and, to the extent known, the expiration of any such programs. With respect to the expiration of such programs, please clarify your reference in Note 5 to your financial statements that the Treasury Department curtailed the 1603 grant program on December 31, 2012.

Response to 38:    We have fully revised this section on page 33 in response to this comment. Note 5 has also been changed to reflect the comment. We are not aware of any other government regulations or incentive programs affecting our operations.

*Management, page 30*

39.    We partially reissue comment 53 of our letter dated April 27, 2012. It remains unclear which positions Mr. O'Dowd held within the past five years. In this regard, you only appear to provide clear disclosure up to 2009. Please revise to clarify.

Response to 39:    We have revised Mr. O'Dowd's work experience to include this employment at ABCO Energy since 2009. See page 35

40.    We partially reissue comment 55 of our letter dated April 27, 2012. Please revise the description of Mr. Marx's business experience by clarifying his principal occupations and employment during the past five years, including the dates between which he held each position.

Response to 40:    We have revised and added to Mr. Marx employment history. Please see page 35.

*Security Ownership of Certain Beneficial Owners and Management, page 31*

**41.**     **Please revise your tabular disclosure to identify the beneficial owner of SSI Development. We may have further comment.**

Response to 41:     Done. See Page 37.

*Remuneration of Directors and Officers, page 32*

**42.**     **We note that you have deleted the compensation received by Mr. Shorey from the table on page 32. Please revise your disclosure here to furnish the aggregate annual remuneration of each of the three highest paid persons who were officers or directors during your last fiscal year.**

Response to 42:     We have revised the disclosure and included compensation to Mr. Shorey who is neither an officer nor a director. See page 37

**43.**     **We reissue comment 60 of our letter dated April 27, 2012. Please revise to provide additional disclosure on the consulting arrangement you have with Mr. Shorey. For example, it is unclear how you calculated the payments to be made under that arrangement.**

Response to 43:   This disclosure has been expanded on page 37.

**44.**     **We note your response to comment 61 and we reissue it. We note your statement on the cover page that —the Company has no equity compensation plans and individual compensation arrangement and does not intend to enter into any equity compensation plans and individual compensation arrangement in the future. We note that Mr. O'Dowd has a salary and had an oral consulting arrangement with the company. We also note that Mr. Shorey had an oral consulting arrangement with the company. Please revise your cover page statement or advise us as applicable.**

Response to 44:     Done. See Page 6

*Interest of Management and Others in Certain Transactions, page 32*

**45.**     **We note your revised disclosure in response to comment 63 of our letter dated April 27, It is unclear why you refer to the 11,000,000 shares —to be exchanged when it appears that the transaction being referred to has already been consummated. Please advise or revise your disclosure to clarify.**

Response to 45:     Done. See Page 38.

*Consolidated Financial Statements, page 35*

46.     We note you have revised your previously issued financial statements for the years ended December 31, 2011 and 2010. Please tell us the nature of these changes and provide an analysis of how you considered FASB ASC 250-10-45. If you conclude this was a correction of an error, please revise to clearly indicate on the face of your financial statements that they have been restated and provide disclosures required by FASB ASC 250-10-50-7.

Response to 46:     There has been a correction of an error on both the 2011 and the 2010 financial statements due to the expensing of costs previously capitalized. We have reclassified a small number of items that had an immaterial effect on these financial statements.

The adjustment to the 2011 net loss and additional paid in capital would be $4,700. This amount is less than 0.004% of gross sales and it increased the loss, a more conservative approach. The change to 2010 was $14,986. This amount is 0.03% of gross sales. We feel this is immaterial and a more conservative approach to expense this item.

You will note that we revised the statements for your comment about the classification of consulting fees to inventory and we have reclassified this entry and the amount to consulting expense.

*Consolidated Statement of Operations, page 37*

47.     We read your response to our prior comment 68 of our letter dated April 27, 2012. Your response did not address our comment, thus the comment will be reissued. Please revise to present separately preferred dividends on the face of the income statement below net income (loss) in computing loss applicable to common stockholders or show us why your presentation as interest expense is appropriate.

Response to 47:     This was in fact properly done, then and now. This disclosure has been made on all financial statements since inception. The item is described on the income statement as interest below income from operations. We have however, expanded the discussion in the footnotes about this item.

48.     It appears to us the net income per share for the three months ended March 31, 2012 should be revised to $0.00. We also note that the weighted average shares outstanding for the three months ended March 31, 2012 equals the total shares outstanding as of the end of the period and does not appear to include proportionate weighting for the period prior to the most recent private placements. Please revise your computation of weighted average number of common shares outstanding and earnings per share for the three months ended March 31, 2012, or tell us why you believe no revision is necessary.

Response to 48:     The requested changes have been revised/corrected. Please see the financial statements at page 43 and Note 9 at page 53.

*Note 2 – Summary of Significant Accounting*
*Policies Revenue Recognition, page 41*

49.     We note your response to prior comment 72 of our letter dated April 27, 2012. However, we note that you have not revised your disclosures as stated in your response. As a result, the comment will be reissued. We note that you generate revenue from sales, installation and leasing fees. Please revise to expand your revenue recognition policies followed relating to each of your revenue stream. To enhance an investor's understanding of your business, please quantify each revenue stream for each period presented.

Response to 49:     We have expanded the section on revenue recognition on page 27 and in footnote 2 on page 46.

50.     We note your response to prior comment 73 of our letter dated April 27, 2012. However, we note that you have not revised the disclosures as stated in your response. As a result, the comment will be reissued. We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104. Please revise your disclosures to clarify how each of these criteria specifically applies to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated). If applicable, please highlight whether there are differences between major classes of customers (e.g. sales, installation and leasing) and/or differences among standard products versus customized orders. In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Response to 50:     See "Revenue Recognition" at page 27 and footnote 2 on page 46 for an expanded description. Also see our response 49 above.

*Accounts Receivable, page 41*

51.     We note your response to prior comment 75 of our letter dated April 27, 2012. However, we note that you have not addressed the issues noted in the comment. As such, the comment will be reissued. Please revise to disclose your dependence on major customers and major vendors and provide the disclosures as required by FASB ASC 275-10-50-16 and 280-10-50-42.

Response to 51:     We do not have any regular and certainly no repeat customers. We are a construction contractor that installs products that last 30 years. We have no major customers from which we rely on for a material segment of our business. We can use hundreds of different vendors for the same products. No disclosure is required here so therefore have no FASB 275-10-50-16 requirements.

52.     We note your response to prior comment 77 of our letter dated April 27, 2012. We note your revised disclosure that you have allocated the value of the shares issued for consulting services (i.e., $12,000) to the inventory acquired in the transaction. Considering the nature of the transaction, it appears to us that such consulting services should be expensed as transaction costs in accordance with FASB ASC 805-10-25-23 rather than capitalized as inventory. Please revise your financial statements accordingly or explain to us in detail the nature of the services provided and the basis for capitalizing these services as inventory and how it is appropriate. Provide us with the specific accounting literature that supports your position.

Response to 52:     We have revised the classification of consulting fees to expense and reduced the value of inventory by a like amount. We believe this classification was correct according to SFAS 141 Par 35 and SFAS 142 par 43 and 44 but we have revised the amount down to $120 for the par value of the shares and classified the amount as consulting expense. We consider this item immaterial to our financial statements.

*Exhibit Index, page 48*

53.     We reissue comment 79 of our letter dated April 27, 2012. Please revise the index to identify the location of each exhibit under the sequential page numbering system for the Form 1-A. See Item 1(c) of Part III of Form 1-A.

Response to 53:     Done. See Page 55.

*Exhibits*

54.     We note that the form of subscription agreement asks investors to contact David Shorey with any questions despite his resignation as an officer of the company. Please revise the subscription agreement accordingly.

Response to 54:     Done. See Exhibit 3.1.

55.     We note the language on page four of the form of subscription agreement that the subscribers may not revoke the subscriptions. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

Response to 55:     Done. See Exhibit 3.1. Section 78.220 of the Nevada Corporation Law relating to subscription for corporate share, does not prohibit such a provision.

56.     The representations required in Sections 2 and 3 of the subscription agreement that subscribers have carefully read the offering circular and risk factors and have

decided to subscribe based on their independent investigation and evaluation and the representation that the subscriber is —knowledgeable and experienced  should be deleted, unless such representation is included because of state law or other requirement.  In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws.  In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable.  The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation.  We may have further comment.

Response to 56:    We see no need to remove the subject language ("Subscriber has such knowledge and experience,") because he is not waiving any of his rights in Section 2 and/or 3 of the Subscription Agreement.  In any event, such language historically appears in all subscription documents which are intended to comply with the requirements of the Section 4(2) exemption and of Regulations D, S, etc.  The specific "non-waiver" and "defense" language has been added, as requested.  See Exhibit 3.1

57.       We note the reference to —Units on page 6 of the form of subscription agreement. Please revise or advise.

Response to 57:    Done.  See Exhibit 3.1

58.       We note the references to —Nico Worldwide and —Ebco Energy on page 10 of the form of subscription agreement.  It is unclear what relationship the company has to these entities.  Please advise or revise.

Response to 58:    Done.  See Exhibit 3.1

59.       It appears that your legality opinion is missing page two.  Please file a complete legality opinion with your next amendment. We may have further comment.

Response to 59:    Done.  See Exhibit 12.

**60. We reissue comment 62 of our letter dated April 27, 2012. It appears that the company is party to oral contracts that would be required to be filed as exhibits if they were written, you must provide a written description of the oral consulting contracts as exhibits to the offering statement.**

Response to 60: Please see the expanded discussion about compensation on page 37 and Exhibit 3.2 attached to the enclosed Amendment No. 3.

Very truly yours,

Brian P. Simon

Brian P. Simon

cc:
BPS:dm

The following is in response to Comment 18 of the SEC comment letter dated June 26, 2012. The following risk factors were removed from the prior Reg 1-AA dated May 27, 2012, submission for the reasons stated:

**WE HAVE A HISTORY OF LOSSES. FUTURE LOSSES AND NEGATIVE CASH FLOW MAY LIMIT OR DELAY OUR ABILITY TO BECOME PROFITABLE. IT IS POSSIBLE THAT WE MAY NEVER ACHIEVE PROFITABILITY. AN INVESTMENT IN OUR SECURITIES REPRESENTS SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART YOUR ENTIRE INVESTMENT.**

This section was removed as no longer being applicable to the filing in that ABCO Energy became profitable in the first quarter of 2012. It appears that the profitability will continue as a result of current orders.

**OUR FUTURE GROWTH MAY REQUIRE RECRUITMENT OF QUALIFIED EMPLOYEES.**

There currently exists a large surplus pool of qualified individuals seeking positions in the solar energy field. As a result, the possible need for qualified employees does not, at this time, present a risk factor.

**COMPLIANCE WITH ENVIRONMENTAL REGULATIONS CAN BE EXPENSIVE AND NONCOMPLIANCE WITH THESE REGULATIONS MAY RESULT IN ADVERSE PUBLICITY AND POTENTIALLY SIGNIFICANT MONETARY DAMAGES AND FINES FOR US.**

This risk factor was removed because in the history of the Company, there have been no known violations, or complaints of violations, of environmental regulations, nor are any contemplated in the future. The Company deals with pre-manufactured products which are installed directly onto residential or commercial structures. The process does not involve products or activities that could result in environmental regulation violations.

**PROBLEMS WITH PRODUCT QUALITY OR PRODUCT PERFORMANCE WE DISTRIBUTE COULD RESULT IN A DECREASE IN CUSTOMERS AND REVENUE, UNEXPECTED EXPENSES AND LOSS OF MARKET SHARE.**

This risk factor was removed as not applicable in that the Company's "product" is pre-manufactured and obtained from vendor/suppliers who provide a warranty that covers said products. In the event a product fails to properly perform, the product will be repaired or replaced at the vendor's expense without impact on the Company's operations.

**SINCE THE SOLAR PRODUCTS WE PLAN TO PURCHASE CANNOT BE TESTED FOR THE DURATION OF THEIR STANDARD MULTI-YEAR WARRANTY PERIOD, WE MAY BE SUBJECT TO UNEXPECTED WARRANTY EXPENSE; IF WE ARE SUBJECT TO INSTALLATION, WARRANTY AND PRODUCT LIABILITY CLAIMS, SUCH CLAIMS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF**

**OPERATIONS.**

Please see previous response. This risk factor was removed because the Company is a distributer of product that is under a manufacturer's warranty. Any warranty claims will be passed on to the manufacturer who is legally bound to address and remediate any warranty problems.

**OUR SUCCESS DEPENDS, IN PART, ON MAINTAINING GOOD RELATIONSHIPS WITH OUR DISTRIBUTORS.**

This risk factor was removed in that the Company is, itself, the distributor for the manufacturers in the solar equipment installation process. The stated relationship does not exist and cannot be threatened.

**OUR DEPENDENCE ON A LIMITED NUMBER OF THIRD PARTY SUPPLIERS FOR COMPONENTS COULD PREVENT US FROM DELIVERING OUR PROPOSED PRODUCTS TO OUR CUSTOMERS WITHIN REQUIRED TIME FRAMES, WHICH COULD RESULT IN ORDER CANCELLATIONS AND SUBSTANTIAL HARM TO OUR BUSINESS.**

This risk factor was removed as not applicable. The Company has now developed a relationship with a sufficient number of suppliers nationwide that an interruption to the Company's supply of product is not a recognizable threat.

**WE MAY NOT BE ABLE TO BUILD OUR BRAND AWARENESS.**

This risk factor was removed as not applicable. The nature and quality of services provided by the Company are such that repeat customers are rare or nonexistent. The Company's track record of successful installations and integrity of the installed product has led to the conclusion that this risk factor no longer applies.